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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                           GLOBAL MAINTECH CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   379338 20 5
                   -----------------------------------------
                                (CUSIP Number)



                                November 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 379338 20 5
         -------------

-------------------------------------------------------------------------------
   1      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Liviakis Financial Communications, Inc.    68-0311399
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group              (a)  [ ]
          (See Instructions)                                            (b)  [X]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Citizenship or Place of Organization

          California
-------------------------------------------------------------------------------
                        5      Sole Voting Power
  Number of                    628,000
   Shares              --------------------------------------------------------
 Beneficially           6      Shared Voting Power
  Owned by                     --
    Each               --------------------------------------------------------
  Reporting             7      Sole Dispositive Power
 Person With:                  628,000
                       --------------------------------------------------------
                        8      Shared Dispositive Power
                               --
-------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          628,000
-------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]
-------------------------------------------------------------------------------
  11      Percent of Class Represented by Amount in Row (11)

          11.8%
-------------------------------------------------------------------------------
  12      Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 379338 20 5
         -------------

-------------------------------------------------------------------------------
   1      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          John M. Liviakis
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group              (a)  [ ]
          (See Instructions)                                            (b)  [X]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
                        5      Sole Voting Power
  Number of                    125,000
   Shares              --------------------------------------------------------
 Beneficially           6      Shared Voting Power
  Owned by                     628,000
    Each               --------------------------------------------------------
  Reporting             7      Sole Dispositive Power
 Person With:                  125,000
                       --------------------------------------------------------
                        8      Shared Dispositive Power
                               628,000
-------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          753,000
-------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
-------------------------------------------------------------------------------
  11      Percent of Class Represented by Amount in Row (11)

          14.1%
-------------------------------------------------------------------------------
  12      Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP NO. 379338 20 5
         -------------

-------------------------------------------------------------------------------
   1      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Renee A. Liviakis
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group              (a)  [ ]
          (See Instructions)                                            (b)  [X]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
                        5      Sole Voting Power
  Number of                    --
   Shares              --------------------------------------------------------
 Beneficially           6      Shared Voting Power
  Owned by                     628,000
    Each               --------------------------------------------------------
  Reporting             7      Sole Dispositive Power
 Person With:                  --
                       --------------------------------------------------------
                        8      Shared Dispositive Power
                               628,000
-------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          628,000
-------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]
-------------------------------------------------------------------------------
  11      Percent of Class Represented by Amount in Row (11)

          11.8%
-------------------------------------------------------------------------------
  12      Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

ITEM 1(a). NAME OF ISSUER:

         Global Maintech Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         7578 Market Place Drive
         Eden Prairie, Minnesota 55344

ITEM 2(a). NAME(S) OF PERSON(S) FILING:

         Liviakis Financial Communications, Inc. ("LFC")
         John M. Liviakis ("JML")
         Renee A. Liviakis ("RAL")

         LFC, JML and RAL are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement of LFC, JML and RAL pursuant to Rule 13d-1(k)(1)(iii) is Exhibit A to the Statement (as originally filed).

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         495 Miller Avenue
         Mill Valley, California 94941

ITEM 2(c).  CITIZENSHIP:

         LFC is a California corporation. JML and RAL are citizens of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER:

         379338 20 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable

ITEM 4.  OWNERSHIP:

         (a) Amount beneficially owned as of August 30, 1999:

                  LFC:      628,000 shares
                  JML:      753,000 shares
                  RAL:      628,000 shares

                  JML and RAL are husband and wife, and each owns 50% of the outstanding shares of LFC. Each is a director and officer of LFC and, as such, influences the exercise of voting power and dispositive power by LFC. Each of JML and RAL is reporting all of the 628,000 shares owned by LFC on November 30, 1999 as beneficially owned.

         (b) Percent of class:

                  LFC:     11.8%
                  JML:     14.1%
                  RAL:     11.8%

                  Based upon the 4,823,187 shares of Common Stock that the Issuer reported as outstanding on November 15, 1999 following a 1-for-5 reverse stock split effective September 2, 1999, as adjusted for an aggregate of 515,000 shares of Common Stock that the Issuer issued to LFC and JML subsequent to November 15, 1999.

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                           LFC:     628,000 shares
                           JML:     125,000 shares
                           RAL:     -0-     shares

                  (ii) Shared power to vote or direct the vote:

                           LFC:      -0-     shares
                           JML:      628,000 shares
                           RAL:      628,000 shares

                           JML and RAL, in their capacity as officers and directors, share the power to vote or direct the vote of the shares owned by LFC.

                  (iii) Sole power to dispose or to direct the disposition of:

                           LFC:     628,000 shares
                           JML:     125,000 shares
                           RAL:     -0-     shares

                  (iv) Shared power to dispose or direct the disposition of:

                           LFC:     -0-     shares
                           JML:     628,000 shares
                           RAL:     628,000 shares

                           JML and RAL, in their capacity as officers and directors, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable

ITEM 10.  CERTIFICATIONS:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 3, 1999                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By: /s/ John M. Liviakis
                                            ------------------------------------
                                            John M. Liviakis, President


                                        /s/ John M. Liviakis
                                        ----------------------------------------
                                            John M. Liviakis


                                        /s/ Renee A. Liviakis
                                        ----------------------------------------
                                            Renee A. Liviakis



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